Center Coast MLP & Infrastructure Fund

1600 Smith

Suite 3800

Houston, TX 77002

January 13, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington, DC 20549

Attn: Ms. Kathy Churko

RE:	Center Coast MLP & Infrastructure Fund (File No. 811-22843) Financial Statements Review

Dear Ms. Churko:

Thank you for your telephonic comments concerning the annual report to shareholders for Center Coast MLP & Infrastructure Fund (the “Fund”) for the fiscal year ended November 30, 2014, as contained in the Fund’s Form N-CSR filed with the Securities and Exchange Commission on February 6, 2015, as provided to Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Fund on December 14, 2015. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: Please include the required disclosure for distributions on a tax basis. See FASB ASC 946-505-50-55 or AICPA Accounting & Audit Guide 7.134.

Response: The Fund’s Statement of Changes in Net Assets includes line items for “Dividends” and “Distributions – return of capital.” The Fund respectively submits that no further disclosure regarding the tax basis of the distributions is required. The Fund is organized “C” corporation for federal income tax purposes. The Fund differs in this respect from most registered investment companies, which for tax purposes are regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended. Whereas a regulated investment company would provide additional disclosure regarding the components of its distributions (i.e. the portion that is derived from net investment income or from capital gain), as a “C” corporation the Fund’s distributions will be classified as either (i) dividends to the extent of the Fund’s earnings and profits or (ii) return of capital distributions to the extent such distributions are in excess of the Fund’s earnings and profits. As each of these items is disclosed in a separate line item in the Statement of Changes in Net Assets, it would not appear that any further disclosure is required.

Comment 2: Please include disclosure in the notes to the financial statements explaining any significant differences between total net investment income as determined for GAAP purposes and net realized gain and actual distributions. See FASB ASC 505-50-56.

Response: For the fiscal year ended November 30, 2014, the only material differences between net investment income (loss) for GAAP purposes and net realized gain and actual distributions, as determined for federal income tax purposes, are due to unrealized gain (loss) and related tax expenses, which are disclosed in the financial statements. Therefore, the Fund respectfully submits that there are not any significant differences between GAAP and tax that are undisclosed. If, in future periods, there are any other significant differences between GAAP and tax net investment income, the Fund will endeavor to make any required disclosures.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact either me at (713) 759-1400 or Kevin Hardy of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0641.

Sincerely,

/s/ William H. Bauch

William H. Bauch

Chief Financial Officer and Chief Compliance Officer

cc: Kevin T. Hardy (Skadden, Arps)